Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2019

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2019 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2018. The date of this MD&A is November 1, 2019. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

On January 1, 2019, Obsidian Energy adopted IFRS 16 resulting in a change to its accounting policy for lease contracts. The Company applied IFRS 16 using the modified retrospective approach under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. As a result, comparative information has not been restated to conform with IFRS 16.

All per share figures included in this MD&A reflect the 7:1 common share consolidation that was effective June 5, 2019.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

Three months ended	Sep. 30 2019	June 30 2019	Mar. 31 2019	Dec. 31 2018	Sep. 30 2018	June 30 2018	Mar. 31 2018	Dec. 31 2017
Oil and natural gas sales and other income	$94	$109	$103	$82	$124	$122	$116	$122
Cash flow from operations	32	(3)	(1)	19	43	(20)	57	7
Basic per share	0.44	(0.04)	(0.01)	0.26	0.59	(0.28)	0.79	0.10
Diluted per share	0.44	(0.04)	(0.01)	0.26	0.59	(0.28)	0.79	0.10
Funds flow from operations (1)	29	41	36	(2)	26	32	35	52
Basic per share	0.40	0.56	0.50	(0.03)	0.36	0.44	0.49	0.72
Diluted per share	0.40	0.56	0.50	(0.03)	0.36	0.44	0.49	0.72
Net income (loss)	(28)	(162)	(54)	(113)	(31)	(96)	(65)	(58)
Basic per share	(0.38)	(2.22)	(0.74)	(1.56)	(0.43)	(1.33)	(0.90)	(0.81)
Diluted per share	$(0.38)	$(2.22)	$(0.74)	$(1.56)	$(0.43)	$(1.33)	$(0.90)	$(0.81)
Production
Liquids (bbls/d) (2)	16,985	18,713	18,594	19,001	17,845	18,551	19,163	19,535
Natural gas (mmcf/d)	51	55	54	65	60	61	62	71
Total (boe/d)	25,505	27,835	27,651	29,905	27,777	28,697	29,443	31,447

(1)	Please refer to our previous quarterly filings for reconciliations of cash flow from operations to funds flow from operations in prior periods.
(2)	Includes crude oil and natural gas liquids.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Cash flow from Operations and Funds Flow from Operations

	Three months ended September 30		Nine months ended September 30
(millions, except per share amounts)	2019	2018	2019	2018
Cash flow from operating activities	$32	$43	$28	$80
Change in non-cash working capital	(13)	(40)	46	(46)
Decommissioning expenditures	5	2	8	5
Onerous office lease settlements	-	1	2	10
Realized foreign exchange loss – debt maturities	-	-	3	8
Realized foreign exchange loss – hedging repayment	-	18	-	18
Restructuring charges	-	-	3	8
Other expenses (1)	5	2	16	10
Funds flow from operations (2)	$29	$26	$106	$93

Per share
Basic per share	$0.40	$0.36	$1.46	$1.29
Diluted per share	$0.40	$0.36	$1.46	$1.29

(1)	Includes legal fees related to ongoing claims against former Penn West Petroleum Ltd. (“Penn West”) employees related to the Company’s 2014 restatement of certain financial results.
(2)	For the first nine months of 2019, funds flow from operations increased by $6 million as a result of the adoption of IFRS 16 “Leases”. No changes were made to the comparative figures.

For the third quarter of 2019 and for the first nine months of 2019 cash flow from operations was lower than the comparable periods primarily due to variations in working capital related to the timing of payments and receipts. Funds flow from operations increased in the 2019 periods compared to 2018 mainly due to higher liquids netbacks as a result of lower risk management losses and operating costs, which was partially offset by higher financing costs.

Business Strategy

In September 2019, the Company announced that the Board of Directors had determined that it was in the best interest of the Company and its stakeholders to initiate a formal process to explore strategic alternatives. This strategic review process is intended to evaluate the Company’s strategic options and alternatives to maximize shareholder value. Such strategic alternatives may include, but are not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, a refinancing of its capital structure, or any combination of the foregoing. The Board of Directors is undertaking a broad review of the potential alternatives to enhance stakeholder value and hired Tudor, Pickering, Holt & Co. as its financial advisor in connection with the review and analysis of strategic alternatives. The Company does not intend to provide updates until such time as the Board of Directors approves a definitive transaction or strategic alternative, or otherwise determines that further disclosure is necessary or appropriate.

The strategic review process has had no impact on the Company’s operations as it continues to focus on primary development in the Willesden Green area of the Cardium as it unlocks value on this predictable, short payback, low decline light-oil asset. The Company has taken a “manufacturing style” approach to full field development of this play which has resulted in strong production results and cost synergies in the field. The Company continues to concentrate its asset base on the Cardium as evidenced by its ongoing marketing of its interest in the Peace River Oil Partnership (“PROP”) and its legacy asset shut-in program which was completed late in the first quarter of 2019. Additionally, the Company will continue to evaluate asset dispositions as part of the strategic review process.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Highlights of the Company’s 2019 development plans include:

●	Cardium development - planned spending of $81 million with a focus on Willesden Green, drilling 18 horizontal wells. Additionally, $6 million has been allocated to non-operated primary drilling.
●	Cardium optimization - planned spending of approximately $5 million to optimize existing well bores, involving multiple projects across the Company’s portfolio.

As Obsidian Energy moves forward, the Company believes its plans to focus on its industry leading Cardium position offers a predictable growth profile focused on creating liquids weighted, sustainable value for all shareholders.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017
Benchmark prices
WTI crude oil ($US/bbl)	$56.45	$59.81	$54.90	$58.81	$69.50	$67.88	$62.87	$55.40
Edm mixed sweet par price (CAD$/bbl)	68.40	73.81	66.52	42.97	81.92	80.62	72.15	68.94
Western Canada Select (CAD$/bbl)	58.39	65.72	56.73	25.63	61.76	62.82	48.46	54.87
NYMEX Henry Hub ($US/mcf)	2.32	2.47	2.85	3.68	2.86	2.80	3.00	2.93
AECO Index (CAD$/mcf)	0.92	1.08	2.66	1.74	1.20	1.11	1.96	1.82
Foreign exchange rate (CAD$/$US)	1.321	1.338	1.329	1.322	1.307	1.291	1.265	1.272

Average sales price (1)
Light oil (CAD$/bbl)	68.14	72.20	64.88	37.88	82.70	78.50	68.66	67.29
Heavy oil (CAD$/bbl)	40.44	42.63	30.62	7.70	45.30	46.81	31.34	38.12
NGLs (CAD$/bbl)	15.75	14.95	21.44	24.99	40.47	42.91	41.11	39.74
Total liquids (CAD$/bbl)	54.87	59.05	52.37	28.39	67.31	65.21	56.09	56.10
Natural gas (CAD$/mcf)	1.05	1.18	2.41	2.46	1.87	1.62	2.87	2.51

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(4.66)	(4.63)	(4.85)	(26.30)	(6.83)	(5.45)	(5.90)	(1.14)
WTI - WCS Heavy ($US/bbl)	$(12.24)	$(10.68)	$(12.22)	$(39.42)	$(22.25)	$(19.27)	$(24.51)	$(12.27)

(1)	Excludes the impact of realized hedging gains or losses.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Crude Oil

WTI prices averaged US$56.45 per barrel in the third quarter of 2019. Crude oil prices decreased compared to the second quarter of 2019 as a result of the continued trade tensions between China and the US, and the potential impact it could have on the global economy. Crude oil prices further declined in September on a faster than expected recovery in Saudi Arabia’s oil production following an attack on Saudi Arabian energy infrastructure, and signs of easing geopolitical tensions in the Middle East.

Both light and heavy oil differentials remained narrow during the third quarter of 2019. Light oil differentials remained tight primarily due to maintenance activities taking supply offline. Heavy oil differentials were impacted by increased rail usage by producers and the renewed extension of the Government of Alberta’s mandatory crude oil and bitumen curtailment program through to the end of 2020. Inventory levels at Hardisty continue to decline as a result.

Currently, the Company has the following crude oil hedges in place on a weighted average basis:

Q4 2019
WTI $CAD	79.44
Total bbl/day	4,613

Natural Gas

During the third quarter of 2019 the mild summer weather in Alberta and TCPL compressor outages restricting transportation out of the province reduced AECO prices throughout the quarter. AECO pricing experienced significant volatility in July and traded at a high of $2.39 per mcf and a low of $0.03 per mcf. During the third quarter of 2019, AECO averaged $0.92 per mcf.

The Company has no natural gas hedges in place.

Average Sales Prices

	Three months ended September 30			Nine months ended September 30
	2019	2018	% change	2019	2018	% change

Light oil (per bbl)	$68.14	$82.70	(18)	$68.44	$77.34	(12)
Heavy oil (per bbl)	40.44	45.30	(11)	37.89	40.11	(6)
NGL (per bbl)	15.75	40.47	(61)	17.31	41.51	(58)
Total liquids (per bbl)	54.87	67.31	(18)	55.47	62.78	(12)
Risk management gain (loss) (per bbl) (1)	0.90	(15.78)	>100	(1.64)	(12.22)	(87)
Total liquids price, net (per bbl)	55.77	51.53	8	53.83	50.56	6

Natural gas (per mcf)	1.05	1.87	(44)	1.55	2.12	(27)
Risk management gain (per mcf) (1)	-	0.40	(100)	-	0.48	(100)
Natural gas net (per mcf)	1.05	2.27	(54)	1.55	2.60	(40)

Weighted average (per boe)	38.64	47.26	(18)	40.24	45.09	(11)
Risk management gain (loss) (per boe) (1)	0.60	(9.28)	>100	(1.10)	(6.89)	(84)
Weighted average net (per boe)	$39.24	$37.98	3	$39.14	$38.20	2

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2019	2018	% change	2019	2018	% change
Light oil (bbls/d)	10,802	10,790	-	11,871	11,190	6
Heavy oil (bbls/d)	3,991	4,833	(17)	4,048	5,042	(20)
NGL (bbls/d)	2,192	2,222	(1)	2,172	2,283	(5)
Natural gas (mmcf/d)	51	60	(15)	53	61	(13)
Total production (boe/d)	25,505	27,777	(8)	26,989	28,633	(6)

Light oil production increased from the comparable periods as a result of strong production results from the Company’s Cardium drilling program. The Company continues to see increases in both its liquids weighting and more specifically light oil weighting as it progresses on its strategy to focus on light oil production growth. Additionally, the Company has an active optimization program which has been mitigating base production declines.

Production decreased from the comparable periods due to the following:

●   Government of Alberta’s mandated production curtailment reduced production by approximately 800 boe per day for the first quarter of 2019. Curtailment had an insignificant impact on the Company’s production during the second and third quarters of 2019.

●   In late 2018 and into early 2019, the Company completed its legacy asset shut-in program which removed several negative cash flow properties from its portfolio and reduced production volumes, particularly related to natural gas.

●   In the comparable periods, during the first quarter of 2018, the Company closed a non-core asset disposition within its legacy asset area with total production of approximately 2,200 boe per day.

Average production within the Company’s key development areas and within the Company’s legacy asset area was as follows:

	Three months ended September 30			Nine months ended September 30
Daily production (boe/d)	2019	2018	% change	2019	2018	% change
Cardium	18,272	17,863	2	19,307	18,451	5
Deep Basin	1,154	1,641	(30)	1,315	1,485	(11)
Peace River	4,519	4,724	(4)	4,528	4,840	(6)
Alberta Viking	1,051	1,585	(34)	1,034	1,759	(41)
Legacy	509	1,964	(74)	805	2,098	(62)
Total	25,505	27,777	(8)	26,989	28,633	(6)

Production levels in the Company’s key development areas varied from the comparable periods due to capital allocations as the Company focused its development activities on the Cardium.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Netbacks

	Three months ended September 30
	2019			2018
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)

Operating netback:
Sales price	$54.87	$1.05	$38.64	$47.26
Risk management gain (loss) (1)	0.90	-	0.60	(9.28)
Royalties	(4.74)	0.02	(3.12)	(4.56)
Transportation	(3.30)	(0.26)	(2.72)	(3.71)
Operating costs (2)	(18.07)	(1.30)	(14.65)	(14.53)
Netback	$29.66	$(0.49)	$18.75	$15.18

	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	16,985	51	25,505	27,777
(1) Realized risk management gains and losses on commodity contracts. (2) Includes the benefit of third-party processing fees totaling $2 million (2018 - $3 million).
	Nine months ended September 30
	2019			2018
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)

Operating netback:
Sales price	$55.47	$1.55	$40.24	$45.09
Risk management gain (loss) (1)	(1.64)	-	(1.10)	(6.89)
Royalties	(4.36)	0.02	(2.89)	(3.80)
Transportation	(3.39)	(0.28)	(2.83)	(3.37)
Operating costs (2)	(16.65)	(1.25)	(13.64)	(14.62)
Netback	$29.43	$0.04	$19.78	$16.41

	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	18,091	53	26,989	28,633

(1)	Realized risk management gains and losses on commodity contracts.
(2)	Includes the benefit of third-party processing fees totaling $6 million (2018 - $9 million).

In the third quarter of 2019 and for the first nine months of 2019, the Company’s netbacks were higher than the prior year due to lower realized risk management losses on outstanding hedges. Additionally, on a year-to-date basis, operating costs were lower due to several cost saving initiatives including the Company’s legacy asset shut-in program, which contributed to the higher netbacks. In the third quarter of 2019, the Company completed several minor turnaround activities.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Oil and Natural Gas Sales and Gross Revenues

A reconciliation from oil and natural gas sales and other income to gross revenues is as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2019	2018	2019	2018
Oil and natural gas sales and other income	$94	$124	$306	$362
Realized risk management gain (loss) (1)	1	(24)	(8)	(54)
Less: Processing fees	(2)	(3)	(6)	(9)
Less: Other income	(1)	-	(2)	-
Gross revenues	$92	$97	$290	$299

(1)	Relates to realized risk management gains and losses on commodity contracts.

Oil and natural gas sales and other income and gross revenues were both lower in the 2019 periods than the prior year as a result of disposition activity.

Change in Gross Revenues

(millions)
Gross revenues – January 1 – September 30, 2018	$299
Decrease in liquids production	(2)
Increase in liquids prices (1)	13
Decrease in natural gas production	(5)
Decrease in natural gas prices (1)	(15)
Gross revenues – January 1 – September 30, 2019 (2)	$290

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Excludes processing fees.

Royalties

	Three months ended September 30			Nine months ended September 30
	2019	2018	% change	2019	2018	% change
Royalties (millions)	$8	$12	(33)	$22	$30	(27)
Average royalty rate (1)	8%	10%	(20)	7%	8%	(13)
$/boe	$3.12	$4.56	(32)	$2.89	$3.80	(24)

(1) Excludes effects of risk management activities. In 2019, royalties decreased from the comparable periods largely due to lower average benchmark commodity prices period over period. Expenses
	Three months ended September 30			Nine months ended September 30
(millions)	2019	2018	% change	2019	2018	% change
Operating	$36	$40	(10)	$106	$123	(14)
Transportation	6	9	(33)	21	26	(19)
Financing	12	5	>100	31	15	>100
Share-based compensation	$1	$3	(67)	$3	$8	(63)

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

	Three months ended September 30			Nine months ended September 30
(per boe)	2019	2018	% change	2019	2018	% change
Operating (1)	$14.65	$14.53	1	$13.64	$14.62	(7)
Transportation	2.72	3.71	(27)	2.83	3.37	(16)
Financing	4.91	2.11	>100	4.11	1.97	>100
Share-based compensation	$0.38	$0.84	(55)	$0.48	$0.82	(41)

(1)  Includes the benefit of third-party processing fees totaling $2 million (2018 - $3 million) for the third quarter of 2019 and $6 million (2018 - $9 million) for the first nine months of 2019.

Operating

In early 2019, the Company completed its legacy asset shut-in program which removed several negative cash flow properties from its portfolio and reduced operating costs. The Company continues to work through several initiatives to further reduce its cost structure, including further streamlining its asset base. For 2019, the Company has revised its annual operating costs target downwards to $13.50 - $13.75 per boe from $14.00 - $14.50 per boe as a result of several successful cost saving initiatives.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. These higher prices are partially offset by additional transportation costs. The changes from the comparable periods is mainly due to the implementation of IFRS 16, where certain transportation commitments ($6 million for the first nine months of 2019) are now classified as leases under the new standard which results in the cash outflow being recorded against the lease liability rather than transportation expense.

Financing

Financing expense consists of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2019	2018	% change	2019	2018	% change
Interest on long-term-debt	$10	$5	100	$25	$15	67
Unwinding of discount on lease liabilities	2	-	100	6	-	100
Financing	$12	$5	>100	$31	$15	>100

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. During the third quarter of 2019, the Company reached an agreement with its lenders whereby the underlying borrowing base of the syndicated credit facility and the amount available to be drawn under the syndicated credit facility remain at $550 million and $460 million, respectively. Under the agreement, the next borrowing base redetermination is on February 28, 2020 when the revolving period ends, with the expiration of the term-out date of November 30, 2020. Additionally, there are two reconfirmation dates on November 19, 2019 and January 20, 2020 whereby the commencement of the term-out period may be accelerated on November 30, 2019 and January 30, 2020, respectively. If the facility is not extended at February 28, 2020 or reconfirmed at the before mentioned dates, the Company would not be allowed to further draw on the syndicated credit facility and the amount outstanding would be due on November 30, 2020.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

In September 2019, the Company announced the initiation of a formal strategic alternative process to maximize shareholder value. Such strategic alternatives may include, but are not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, a refinancing of its capital structure, or any combination of the foregoing. The Company continues to work through this process however there can be no guarantees on the outcome. The outcome of the strategic review process as well as various factors such as regulations and the commodity price environment lead to risk and uncertainty around revolving period reconfirmations and the terms on future renewals of the syndicated credit facility.

At September 30, 2019, the carrying value of the Company’s senior notes was $63 million (December 31, 2018 – $82 million). Summary information on the Company’s senior notes outstanding as at September 30, 2019 is as follows:

	Issue date	Amount (millions)	Initial Term	Average interest rate (1)	Weighted average remaining term
2008 Notes	May 29, 2008	US$4	8 –12 years	6.90%	0.7
2010 Q1 Notes	March 16, 2010	US$10	5 – 15 years	6.35%	0.5
2010 Q4 Notes	December 2, 2010	US$21	5 – 15 years	5.44%	2.2
2011 Notes	November 30, 2011	US$12	5 – 10 years	5.29%	2.2

(1)	Under current covenant amendments, that remain in effect until January 1, 2020, the Company’s average interest rate temporarily increased by 50 bps.

Obsidian Energy’s debt structure includes short-term financings under its syndicated credit facility and long-term financing through its senior notes. Financing charges increased from the comparable periods mainly due to higher drawn balances under the Company’s syndicated credit facility as it accelerated development in the Cardium and additional interest charges from lenders. Additionally, the Company adopted IFRS 16 on January 1, 2019 which resulted in $6 million recorded within Financing expense for the first nine months of 2019 related to the unwinding of the discount rate on the Company’s lease liability. Comparative information has not been restated.

The interest rates on any non-hedged portion of the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. As at September 30, 2019, 87 percent (December 31, 2018 – 80 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted and Performance Share Unit Plan (“RPSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation expense consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2019	2018	% change	2019	2018	% change
RPSU – equity method	$1	$2	(50)	$3	$6	(50)
PSU	-	-	-	-	1	(100)
DSU	-	1	(100)	-	1	(100)
Share-based compensation	$1	$3	(67)	$3	$8	(63)

The share price used in the fair value calculation of the RPSU under the liability method, PSU and DSU obligations at September 30, 2019 was $1.10 per share (2018 – $8.47). Share-based compensation expense related to the Option Plan and RPSU liability method were insignificant in 2019.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2019	2018	% change	2019	2018	% change
Gross	$9	$10	(10)	$29	$34	(15)
Per boe	3.72	4.01	(7)	3.85	4.39	(12)
Net	5	6	(17)	16	18	(11)
Per boe	$2.25	$2.19	3	$2.15	$2.34	(8)

The Company has been successful on several cost reductions initiatives which led to the reductions in gross and net costs from the comparable periods. Restructuring and other expenses
	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2019	2018	% change	2019	2018	% change
Restructuring	$-	$-	-	$3	$16	(81)
Per boe	-	-	-	0.44	2.05	(79)
Other	6	2	>100	18	10	80
Per boe	$2.88	$0.78	>100	$2.57	$1.28	>100

In 2018, the Company fully utilized available insurance coverage relating to ongoing claims against former Penn West employees arising from the Company’s 2014 restatement of certain financial results when it was known as Penn West. A claim brought by the United States Securities and Exchange Commission against Penn West was previously settled. The Company has been indemnifying two former employees in connection with ongoing claims brought by the United States Securities and Exchange Commission arising out of the same restatement. On July 18, 2019, the Company notified the two former employees that the Company did not believe that the former employees met the criteria for indemnification, that the amounts invoiced on account of indemnification to date were in any event unreasonable, and that the Company would not be making any further advancements on account of indemnification. At the same time, the Company commenced a proceeding in the Court of Queen’s Bench of Alberta against the two former employees, seeking a declaration that they have no further entitlement to indemnification, an order compelling them to repay all amounts advanced to date on account of indemnification, an order assessing the reasonableness of the amounts paid to date in respect of the indemnification, and other relief. The two former employees brought a preliminary application in the proceeding to limit the evidence admissible in the proceeding. The preliminary application was argued, and the decision is under reserve.

The amounts included in restructuring primarily related to severance costs as the Company reduced staff as a result of disposition activity.

Depletion, Depreciation, Impairment and Accretion

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2019	2018	% change	2019	2018	% change
Depletion and depreciation (“D&D”)	$56	$70	(20)	$191	$210	(9)
D&D expense per boe	23.38	27.37	(15)	25.82	26.83	(4)

PP&E Impairment	-	-	-	130	(2)	>100
PP&E Impairment per boe	-	-	-	17.64	(0.23)	>100

Accretion	2	4	(50)	7	12	(42)
Accretion expense per boe	$0.99	$1.59	(38)	$0.99	$1.55	(36)

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

The Company’s D&D expense decreased on a per boe basis due to lower production levels as a result of asset disposition activity as well as the impairment recorded within the PROP asset in the second quarter of 2019.

In the second quarter of 2019, the Company classified its interest in its PROP asset as held for sale as it was working through a formal process to dispose of the asset. As the book value exceeded the estimated fair value to be received through a sales process, a non-cash impairment charge of $130 million was recorded. The Company continues to work through a formal sales process of its interest.

Taxes

As at September 30, 2019 the Company was in a net unrecognized deferred tax asset position of approximately $141 million. Since the Company has not recognized the benefit of deductible timing differences in excess of taxable timing differences, deferred tax expense (recovery) for the quarter is nil.

Foreign Exchange

Obsidian Energy records unrealized foreign exchange gains or losses to translate U.S. denominated senior secured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange gains or losses is as follows:

	Three months ended September 30			Nine months ended September 30
(millions)	2019	2018	% change	2019	2018	% change
Realized foreign exchange loss	$-	$-	-	$3	$8	(63)
Unrealized foreign exchange loss (gain)	1	(1)	>100	(5)	(4)	25
Foreign exchange loss (gain)	$1	$(1)	>100	$(2)	$4	>(100)

During the second quarter of 2019 the Company paid senior note maturities totaling $17 million (US$13 million).

The unrealized foreign exchange gain for the first nine months of 2019 is due to the strengthening of the Canadian dollar relative to the US dollar.

Net Income (Loss)

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2019	2018	% change	2019	2018	% change
Net income (loss)	$(28)	$(31)	(10)	$(244)	$(192)	27
Basic per share	(0.38)	(0.43)	(12)	(3.35)	(2.66)	26
Diluted per share	$(0.38)	$(0.43)	(12)	$(3.35)	$(2.66)	26

The net loss in 2019 is mainly due to impairment charges as a result of classifying the PROP asset as held for sale during the second quarter.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Capital Expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2019	2018	% change	2019	2018	% change
Drilling and completions	$21	$21	-	$50	$64	(22)
Well equipping and facilities	6	20	(70)	18	60	(70)
Land and geological/geophysical	-	-	-	1	2	(50)
Corporate	-	-	-	-	1	(100)
Capital expenditures	27	41	(34)	69	127	(46)
Property dispositions, net	-	(5)	(100)	(11)	(14)	(21)
Total capital expenditures	$27	$36	(25)	$58	$113	(49)

During the third quarter of 2019, the Company began its second half 2019 drilling program after spring break-up conditions ended. In the third quarter of 2019, 11 wells were drilled, and the Company began bringing these on production in October. For the second half of 2019, the Company has two rigs running with drilling activities focused within the Willesden Green play of the Cardium.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at
(millions)	September 30, 2019	December 31, 2018
Long term debt
Current portion of long-term debt	$18	$17
Long term portion of long-term debt	449	402
Total	467	419

Working capital deficiency (1)
Cash	(5)	(2)
Restricted cash	(2)	-
Accounts receivable	(52)	(53)
Other	(17)	(12)
Bank overdraft	-	2
Accounts payable and accrued liabilities	106	143
Total	30	78
Net debt	$497	$497

(1)	Includes amounts classified as held for sale.

Net debt remained unchanged from December 31, 2018 as the Company began its second half 2019 drilling program after minimal activity occurred during the second quarter of 2019 due to spring break-up conditions. The Company will continue to maintain spending within funds flow from operations.

The Company’s credit facility was classified as a long-term liability at September 30, 2019 as the term-out date was November 30, 2020, which is beyond 12 months from the reporting date. As the next borrowing base redetermination date is February 28, 2020, the Company anticipates that the credit facility will be classified as a current liability within its annual audited December 31, 2019 financial statements as the term-out period is likely to be unchanged prior to the redetermination date.

Liquidity

The Company has a reserve-based syndicated credit facility with an underlying borrowing base of $550 million. For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

The Company has a number of covenants related to its syndicated credit facility and senior notes. On September 30, 2019, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	September 30, 2019
Senior debt to Adjusted EBITDA (1)	Less than 4.25:1	2.93
Total debt to Adjusted EBITDA (1)	Less than 4.25:1	2.93
Senior debt to capitalization	Less than 50%	22%
Total debt to capitalization	Less than 55%	22%

(1)

Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Refer to the “Non-GAAP Measures” section for discussion.

In the first quarter of 2019, due to the impact of widening crude oil differentials in the fourth quarter of 2018, the Company entered into amending agreements with holders of its senior notes to temporarily amend its financial covenants for all quarters in 2019. Senior debt to Adjusted EBITDA and Total debt to Adjusted EBITDA will be reset during this period and calculated on a rolling basis starting on January 1, 2019. The maximum for both ratios will be less than or equal to 4.25:1 in 2019, decreasing to 3:1 from January 1, 2020 onwards for Senior debt to Adjusted EBITDA and 4:1 from January 1, 2020 onwards for Total debt to Adjusted EBITDA (which were the maximum ratios required prior to entering into the amending agreements). As part of the amending agreements, the Company agreed to pay an additional 50 bps if the covenant is less than or equal to 3.00:1, 100 bps if the covenant is greater than 3.00:1 and less than or equal to 4.00:1 and 125 bps if the covenant is greater than 4.00:1 and less than or equal to 4.25:1.

Financial Instruments

The Company had the following financial instruments outstanding as at September 30, 2019. Fair values are determined using external counterparty information, which is compared to observable market data. Obsidian Energy limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)

Crude Oil
WTI Swaps	3,000 bbl/d	October 2019	$79.98/bbl	$1
WTI Swaps	3,000 bbl/d	November 2019	$79.46/bbl	1
WTI Swaps	2,000 bbl/d	December 2019	$79.30/bbl	1
WTI Swaps	1,700 bbl/d	Q4 2019	$78.95/bbl	1
WTI Swaps	250 bbl/d	Q4 2019	$80.91/bbl	-
Total				$4

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

The components of risk management gain (loss) are as follows:

	Three months ended September 30			Nine months ended September 30
(millions)	2019	2018	% change	2019	2018	% change
Realized gain (loss)
Settlement of commodity contracts	$1	$(24)	>100	$(8)	$(54)	(85)
Settlement of foreign exchange contracts	-	(19)	100	-	(19)	100
Total realized risk management	$1	$(43)	>100	$(8)	$(73)	(89)

Unrealized gain (loss)
Commodity contracts	$3	$12	(75)	$(5)	$(36)	(86)
Foreign exchange contracts	-	2	(100)	-	(3)	100
Cross-currency swaps	-	17	(100)	-	18	(100)
Total unrealized risk management	3	31	(90)	(5)	(21)	(76)
Risk management gain (loss)	$4	$(12)	>100	$(13)	$(94)	(86)

Outlook

For 2019, Obsidian Energy’s capital program is expected to provide flat production growth from 2018, adjusted for shut-in volumes and acquisition and disposition activity. The Company expects to fund its capital program using funds flow from operations. Obsidian Energy has updated its guidance figures to reflect the progress made on its top priorities; to maintain strong and consistent delivery from the Cardium development program and reduce costs across the business. The Company has narrowed its production guidance to reflect the consistency of the Cardium program, as well as the impact of the Carrot Creek asset disposition in the first quarter of 2019. Additionally, the successful cost reduction initiatives throughout 2019 has resulted in a significant reduction to our operating cost guidance and a narrowing of our G&A guidance. Certain metrics remained unchanged as previously disclosed on February 11, 2019 within the Company’s press release “Obsidian Energy releases 2018 Reserves results, announces Company update and revises 2019 guidance”.

Metric		Previous 2019 Guidance Range	Updated 2019 Guidance Range
Average Production	boe per day	26,750 – 27,750	26,750 – 27,250
Production Growth rate (1)		Flat	Flat
Capital Expenditures	$ millions	$108	$108
Decommissioning Expenditures	$ millions	$12	$12
Operating costs	$/boe	$14.00 - $14.50 per boe	$13.50 - $13.75 per boe
G&A	$/boe	$2.00 - $2.50 per boe	$2.10 - $2.35 per boe

(1)	Relative to full year 2018 production of 26,900 boe per day, adjusted for planned shut-ins and Carrot Creek disposition.

This outlook section is included to provide shareholders with information about Obsidian Energy’s expectations as at November 1, 2019 for average production, production growth rate, capital expenditures, decommissioning expenditures, operating costs and G&A for 2019 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact the Company and its ability to meet its guidance, including fluctuations in commodity prices, changes to the Government of Alberta’s mandatory curtailment program and acquisition and disposition activity.

All press releases are available on Obsidian Energy’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on cash flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	WTI US$1.00	7	0.09
Liquids production	1,000 bbls/day	16	0.22
Price per mcf of natural gas	AECO $0.10	2	0.03
Natural gas production	10 mmcf/day	6	0.08
Effective interest rate	1%	4	0.06
Exchange rate ($US per $CAD)	$0.01	3	0.04

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2019	2020	2021	2022	2023	Thereafter	Total
Long-term debt (1)	$-	$440	$16	$8	$-	$3	$467
Transportation	5	8	5	4	3	7	32
Power infrastructure	2	6	2	-	-	-	10
Interest obligations	6	22	1	1	1	-	31
Office lease (2)	8	33	33	33	33	37	177
Lease liability	-	1	1	1	-	5	8
Decommissioning liability (3)	4	11	11	11	10	73	120
Total	$25	$521	$69	$58	$47	$125	$845

(1)	The 2020 figure includes $404 million related to the syndicated credit facility that is due for renewal in 2020. Historically, the Company has successfully renewed its syndicated credit facility.
(2)	The future office lease commitments above are to be reduced by contracted sublease recoveries totaling $83 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The scheduled revolving period of the syndicated credit facility continues until February 28, 2020, with a term out period to November 30, 2020. In addition, the Company has an aggregate of US$47 million in senior notes maturing between 2020 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Equity Instruments

Common shares issued:
As at September 30, 2019	72,999,519
Issuances under RPSU plan	10,586
As at November 1, 2019	73,010,105

Options outstanding:
As at September 30, 2019	194,356
Forfeited	-
As at November 1, 2019	194,356

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on July 1, 2019 and ending on September 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to the Company’s ICFR were made during the quarter.

Obsidian Energy utilizes the original Internal Control - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

New Accounting Pronouncements

The International Accounting Standards Board issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term of more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard was effective for annual reporting periods beginning on or after January 1, 2019.

Obsidian Energy applied IFRS 16 with an initial adoption date of January 1, 2019, resulting in a change to its accounting policy for lease contracts as detailed below. The Company applied IFRS 16 using the modified retrospective approach under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. As a result, comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4.

Upon adoption of IFRS 16, the Company identified certain office leases, transportation commitments, vehicle leases and surface leases in-scope under the standard.

●	Office lease commitments pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize the Company’s net exposure under the leases.
●	Transportation commitments relate to costs for future pipeline access.
●	Vehicle leases relate to commitments for usage of vehicles.
●	Surface leases allow access to land at a natural gas or oil treatment facility and beyond.

As a result of adopting this standard, the Company is estimating the following re-allocation of future expenses on the consolidated statements of income (loss) on an annual basis in 2019 to financing expenses and depletion, depreciation, impairment and accretion expense.

●	Reduction in general and administrative expenses by $1 million with corresponding increase to financing expense and depletion, depreciation, impairment and accretion expense.
●	Reduction in operating expenses by $2 million with corresponding increase to financing expense and depletion, depreciation, impairment and accretion expense.
●	Reduction in transportation expenses by $7 million with corresponding increase to financing expense and depletion, depreciation, impairment and accretion expense.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

●	Increase in financing expenses by $8 million due to above mentioned changes from the unwinding of discount on lease liabilities.

For further information on the impact of the IFRS 16 adoption on the Company, please refer to Note 3 to the Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2019.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and Adjusted EBITDA, included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs. See “Cash flow from Operations and Funds Flow from Operations” above for a reconciliation of funds flow from operations to cash flow from operating activities, being its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. Gross revenue is oil and natural gas sales and other income including realized risk management gains and losses on commodity contracts and excludes processing fees and other income and is used to assess the cash realizations on commodity sales. See “Oil and Natural Gas Sales and Gross Revenues” above for a reconciliation of gross revenues to oil and natural gas sales and other income, being its nearest measure prescribed by IFRS. Net debt is the total of long-term debt and working capital deficiency and is used by the Company to assess its liquidity. See “Liquidity and Capital Resources – Net Debt” above for a calculation of the Company’s net debt. Adjusted EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayment, restructuring expenses and other expenses. Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). In particular, this document contains forward-looking statements pertaining to, without limitation, the following: statements about our strategy, plans and focus; the potential outcome of the Company’s strategic review process; that the Company continues to concentrate its asset base on the Cardium as evidenced by its shut-in program; the cost of 2019

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

development plans and the allocation thereof; that the Company will continue to evaluate asset dispositions; the belief that its plans to focus on industry leading Cardium position offers a predictable growth profile focused on creating liquids weighted, sustainable value for all shareholders; the expected annual operating costs target for 2019; the reduction to its cost structure; the date the revolving period will end, reconfirmation date, and the term out date of the syndicated credit facility; that the Company does not believe that the former employees met the criteria for indemnification and that the amounts invoiced on account of indemnification to date were in any event unreasonable, that the Company would not be making any further advancements on account of indemnification, and the outcome of the Court of Queen’s Bench of Alberta proceeding; the running of two rigs in the second half of 2019 within the Willesden Green play of the Cardium; that the Company is committed to minimizing the environmental impacts of its operations; our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; that the Company will continue to maintain spending within funds flow from operations; the credit facility will be classified as a current liability within its annual audited December 31, 2019 financial statements and the reasons therefor; the managing of our debt portfolio and considering opportunities to reduce or diversify the debt capital structure; how the Company manages both operational and financial risk and how these increase the likelihood of maintaining the Company’s financial flexibility and capital programs and that these support the Company’s ability to capture opportunities in the market and execute longer-term business strategies; the maximums allowed under the financial covenant pursuant to our syndicated credit facility; how the Company manages credit risk in connection with its financial instruments; how the Company plans to fund its capital program; the annual corporate average production guidance range, the production growth rate; the exploration and development capital expenditures, decommissioning expenditures, operating costs range and general and administrative costs for 2019; the estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to this MD&A; and the possibility that the Company could be required to obtain other facilities, including term bank loans, if it is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: that we do not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that the forward-looking guidance set out herein, including under “Outlook”, does not take into account the proposed sale of our interest in PROP); the amount and term of the Alberta government mandated curtailment of crude oil and bitumen production; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to complete the disposition of its assets on favorable terms or at all, including the proposed disposition of the Company’s interest in PROP; the possibility that the Company is unable to renew its credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature and/or obtain debt financing to replace one or both of our credit facilities and senior notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); production curtailments; and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY THIRD QUARTER 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 20